

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

<u>Via -Email</u>
William K. Phelan
Senior Vice President, Controller and Chief Accounting Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

Re: Sears Holdings Corporation
Form 10-K for Fiscal Year Ended January 29, 2011
Filed March 11, 2011
File No. 0-51217

Dear Mr. Phelan:

We have reviewed your response letter dated May 19, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2011

Item 1. Business, page 2
Business Segments, page 2

1. We reviewed your response to comment one in our letter dated May 9, 2011. We understand that you are the primary obligor and report revenues related to independently-owned Sears Hometown Stores based on the gross amount of merchandise sales to the customer. Please confirm or clarify our understanding. If our understanding is correct, please tell us the factors or indicators that support your revenue recognition policy. Otherwise, please clarify how you account for the operations of independently-owned stores.

Item 8. Financial Statements and Supplementary Data, page 48

Notes to Consolidated Financial Statements, page 53

Note 18 – Summary of Segment Data, page 90

2. We reviewed your response to comment four in our letter dated May 9, 2010. Please disclose revenues from each merchandise and service category in dollars rather than percentages of total merchandise and service revenues.

Note 19 – Legal Proceedings, page 91

3. We reviewed your response to comment five in our letter dated May 9, 2010. We understand that you have not disclosed an estimate of probable and reasonably possible losses or range of loss in excess of amounts accrued for contingencies because the ultimate liability is not expected to have a material adverse effect on your financial position, liquidity or capital resources after taking into account insurance and reserves. However, we note your disclosure that an adverse outcome of certain matters could have a material adverse effect on your earnings in any given period. As such, we believe that you should disclose an estimate of the probable and reasonably possible loss or range of loss in excess of amounts accrued for such contingencies or state that such an estimate cannot be made. Please further advise. In addition, please tell us how you consider insurance coverage in determining your estimates of probable and reasonably possible losses and when you recognize insurance recoveries in income.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief